UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________to_________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:__________

For the transition period from________to_________

Commission file number: 001-42445

Jyong Biotech Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

23F-3, No. 95, Section 1, Xintai 5th Road,
Xizhi District, New Taipei City,
Taiwan, 221
Tel: +886-2-2732-5205

(Address of principal executive offices)

Alfred Ying, Chief Financial Officer

Telephone: +886-2-2732-5205

Email address: alfred.ying@hebiotech.com

23F-3, No. 95, Section 1, Xintai 5th Road,
Xizhi District, New Taipei City, Taiwan, 221
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value US$0.00001 per share	MENS	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2024, there were 73,361,000 ordinary shares issued and outstanding, par value US$0.00001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

EXPLANATORY NOTE

On March 31, 2025, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form F-1 (Commission File No. 333-277725) (“Form F-1 Registration Statement”) of Jyong Biotech Ltd., a Cayman Islands exempted company.

Rule 15d-2 (“Rule 15d-2”) under the Securities Exchange Act of 1934, as amended, provides generally that if a company’s registration statement under the Securities Act of 1933, as amended, does not contain audited financial statements for the company’s last full fiscal year preceding the year in which the registration statement becomes effective then the company must, within the later of 90 days after the effective date of the registration statement file a special financial report furnishing audited financial statements for the last full fiscal year, meeting the requirements of the form appropriate for annual reports of that company. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The Form F-1 Registration Statement, at the time it was declared effective by the SEC, did not contain the audited financial statements of Jyong Biotech Ltd. for the fiscal year ended December 31, 2024; therefore, as required by Rule 15d-2, Jyong Biotech Ltd. is hereby filing the certified financial statements of Jyong Biotech Ltd. with the SEC under cover of the facing page of an annual report on Form 20-F.

1

JYONG BIOTECH LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of

Jyong Biotech Ltd. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Jyong Biotech Ltd. and subsidiaries (collectively the “Group”) as of December 31, 2023 and 2024, and the related consolidated statement of operations and comprehensive loss, change in shareholders’ deficit, and cash flows for the years ended December 31, 2023 and 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2024, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter — Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has a significant working capital deficiency, has incurred significant losses, and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on our consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WWC, P.C.
WWC, P.C.
Certified Public Accountants
PCAOB ID No.1171

We have served as our auditor since 2023.
San Mateo, California
April 23, 2025

JYONG BIOTECH LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousand US Dollars, except share and per share data)

	As of December 31,
	2023	2024
ASSETS
Current Assets
Cash	$177	$98
Restricted cash	1,565	3
Prepayments and other current assets	97	105
Total current assets	1,839	206
Property and equipment, net	3,386	3,049
Operating right-of-use assets	158	137
Deferred offering costs	721	934
Restricted asset	2,137	2,034
Other non-current assets	7	6
Total non-current assets	6,409	6,160
TOTAL ASSETS	$8,248	$6,366
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term bank loans	$7,897	$7,225
Notes and accounts payable	2	3
Accrued expenses	1,127	1,203
Accrued expenses due to related parties	55	147
Current portion of long-term bank loans	75	57
Operating lease liabilities due to related parties-current	130	159
Other current liabilities	4,951	3,292
Other current liabilities due to related parties	21	41
Total current liabilities	14,258	12,127
Long-term loan from related parties	3,151	5,515
Long-term loan from third parties	3,131	3,131
Long-term bank loans, net of current portion	2,238	2,032
Operating lease liabilities due to related parties – non-current	69	16
Other non-current liabilities	59	58
Other non-current liabilities due to related parties	628	628
Guarantee liabilities	18,787	19,378
Total non-current liabilities	28,063	30,758
TOTAL LIABILITIES	42,321	42,885
Commitments and contingencies (Note 16)
Shareholders’ deficit
Ordinary shares, $0.00001 par value; 5,000,000 thousand shares and 73,361 thousand shares issued and outstanding as of December 31, 2023 and 2024, respectively	1	1
Additional paid-in capital	11,805	11,805
Treasury shares, 1,794 thousand shares as of December 31, 2023 and 2024	(16,366)	(16,366)
Accumulated deficit	(30,061)	(33,080)
Accumulated other comprehensive income	548	1,121
Total shareholders’ deficit	(34,073)	(36,519)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$8,248	$6,366

The accompanying notes are an integral part of the consolidated financial statements.

JYONG BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousand US Dollars, except share data in thousands and per share data)

	For the years ended December 31,
	2023	2024
Operating expenses
Research and development	$(1,071)	$(927)
Selling and marketing	(47)	(44)
General and administrative	(1,679)	(1,085)
Total operating expenses	(2,797)	(2,056)
Loss from operations	(2,797)	(2,056)
Other incomes (expenses):
Interest income	56	7
Interest expenses	(757)	(1,035)
Other (losses) gains, net	(902)	65
Total other expenses, net	(1,603)	(963)
Loss before income tax	(4,400)	(3,019)
Income tax expense	—	—
Net loss	(4,400)	(3,019)
Other comprehensive (loss) income
Foreign currency translation adjustments, net of nil tax	(42)	573
Total comprehensive loss	$(4,442)	$(2,446)

Net loss per share:
Basic and Diluted	$(0.06)	$(0.04)

Weighted average shares outstanding (in thousands):
Basic and Diluted	71,567	71,567

The accompanying notes are an integral part of the consolidated financial statements.

JYONG BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(In thousand US Dollars, except share data in thousands)

	Ordinary Shares		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Treasury	Total Shareholders’
	Shares	Amount	Capital	Income	Deficit	Shares	Deficit
Balance as of January 1, 2023	73,361	$1	$11,805	$590	$(25,661)	$(16,366)	$(29,631)
Net loss	—	—	—	—	(4,400)	—	(4,400)
Foreign currency translation adjustment	—	—	—	(42)	—	—	(42)
Balance as of December 31, 2023	73,361	$1	$11,805	$548	$(30,061)	$(16,366)	$(34,073)
Net loss	—	—	—	—	(3,019)	—	(3,019)
Foreign currency translation adjustment	—	—	—	573	—	—	573
Balance as of December 31, 2024	73,361	$1	$11,805	$1,121	$(33,080)	$(16,366)	$(36,519)

The accompanying notes are an integral part of the consolidated financial statements.

JYONG BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousand US Dollars)

	For the years ended December 31,
	2023	2024
Cash flows from operating activities
Net loss	$(4,400)	$(3,019)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	127	120
Noncash operating lease expenses	175	170
Fair value changes in the guarantee liabilities	379	591
Changes in operating assets and liabilities:
Prepayments and other current assets	(2)	(8)
Notes and accounts payable	(2)	1
Accrued expenses	254	76
Accrued expenses due to related parties	42	92
Operating lease liabilities due to related parties	(128)	(124)
Other current liabilities	878	(1,542)
Other current liabilities due to related parties	17	20
Other non-current liabilities	59	(1)
Net cash used in operating activities	(2,601)	(3,624)
Cash flows from investing activities
Proceeds from maturity of time deposits	95	—
Net cash provided by investing activities	95	—
Cash flows from financing activities
Payments of deferred offering costs	(445)	(213)
Proceeds from short-term bank loans	9,803	9,241
Repayment of short-term bank loans	(9,113)	(9,394)
Proceeds of loan from related parties	2,026	2,427
Repayments of loan from related parties	(120)	—
Repayments of long-term bank loans	(123)	(71)
Net cash provided by financing activities	2,028	1,990
Effects of exchange rate changes on cash and restricted cash	(54)	(7)
NET DECREASE IN CASH AND RESTRICTED CASH	(532)	(1,641)
CASH AND RESTRICTED CASH AT BEGINNING OF THE YEAR	2,274	1,742
CASH AND RESTRICTED CASH AT END OF THE PERIOD	$1,742	$101
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes paid	$—	$—
Interest paid	$104	$223
Reconciliation to amount on consolidated balance sheets
Cash	$177	$98
Restricted cash	1,565	3
TOTAL CASH AND RESTRICTED CASH	$1,742	$101

The accompanying notes are an integral part of the consolidated financial statements.

JYONG BIOTECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousand US Dollars, except for number of shares, per share data, or otherwise stated)

1. ORGANIZATION AND BUSINESS OPERATION

Health Ever Biotech Co., Ltd., was incorporated under the laws of Taiwan in August 2002 to research and develop new drugs for today’s great unmet medical needs and planned to manufacture and sell new drugs after receiving regulatory approval. In January 2018, HEB incorporated Jyong Biotech Ltd., (“Jyong” or the “Company”) under the laws of the Cayman Islands and was reorganized into the Company’s subsidiary in December 2018. After the reorganization, HEB was wholly owned by the Company in April 2019.

The Company and its subsidiaries’ (the “Group”) product candidates are led by “Botreso” (also known as MCS-2) and PCP. Botreso is a drug candidate in the clinic, developed for unmet medical needs of benign prostate hyperplasia/lower urinary tract symptoms (BPH/LUTS). The Group has completed four Phase III clinical trials in Taiwan and the U.S. and submitted a new drug application for Botreso to the U.S. Food and Drug Administration (“US FDA”) for review in December 2021. “PCP” is the other key new drug candidate developed for the prevention of prostate cancer. Similar to MCS-2, PCP works through its mechanism of antioxidant and anti-inflammatory. PCP contains several types of patented medical-grade active pharmaceutical ingredients that reduce oxidative stress and inflammatory cytokines (IL-6), both of which are causes of many chronic inflammatory diseases. The Group is conducting phase II clinical trials of PCP in Taiwan.

As of December 31, 2024, the Company’s subsidiaries are as follows:

Subsidiaries	Date of incorporation	Place of incorporation	Ownership	Principal activities
Health Ever Biotech Co., Ltd. (“HEB”)	August 1, 2002	Taiwan	100% owned by the Company	Research, development, manufacturing

Genvace Biotechnology (“GB”)	September 14, 2021	Taiwan	100% owned by HEB	Research and development

Top ShunXing Bio-Tech Co., (“TSB”)	March 4, 2019	Hong Kong	100% owned by the Company	Investment holding

Innovative Biotech Co., (“IB”)	July 1, 2019	People’s Republic of China (“China”)	100% owned by TSB	Research, development, manufacturing

Jyong Biotech International Pte. Ltd.	September 29, 2022	Singapore	100% owned by the Company	Leasing of non-financial intangible assets

2. LIQUIDITY RISKS AND GOING CONCERN

In accordance with Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Group has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

As of December 31, 2024 and as of March 31, 2025, the Group had cash of approximately $98 and $226, respectively. The Group has incurred recurring negative cash flows since inception and has funded its operations primarily from equity and debt financing. The Group had accumulated deficit of approximately $30,061 and $33,080 as of December 31, 2023 and 2024, respectively and net losses of approximately $4,400 and $3,019 for the years ended December 31, 2023 and 2024. In addition, the Group incurred negative cash flows in operating activities for the approximate amount of $2,601 and $3,624 for the years ended December 31, 2023 and 2024, respectively. The Group’s ability to fund its operations is highly contingent on raising additional capital until a regulatory approval that provides an ability to generate sufficient revenue, if ever. As such, the Group’s management concluded that there is substantial doubt about the Group’s ability to continue as a going concern within one year after the issuance date of the consolidated financial statements.

JYONG BIOTECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousand US Dollars, except for number of shares, per share data, or otherwise stated)

2. LIQUIDITY RISKS AND GOING CONCERN (cont.)

The Group intends to pursue an additional public offering to fund future operations. If the Group is unable to complete a public offering for a sufficient amount in a timely manner, it would need to pursue other financing alternatives such as public financing of debt or collaboration agreements. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to the Group, or at all. If the Group is unable to obtain sufficient funding by February 2026, it could be required to delay its development efforts, limit activities and reduce research and development costs, which could adversely affect its business and the consolidated financial statements.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Principle of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to, useful lives for property and equipment, impairment of long-live assets, determination of incremental borrowing rate for lease, research and development expense recognition, other contingency liabilities, and valuation allowance for deferred income tax assets. Management evaluates the estimates based on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Accordingly, actual results could differ from those estimates.

Risk and uncertainties

The product candidates developed by the Group require approvals from the US FDA or foreign regulatory agencies prior to commercial sales. There can be no assurance that the Group’s current and future product candidates will receive the necessary approvals or be commercially successful. If the approval is denied or delayed, it will have a material adverse impact on the business and consolidated financial statements of the Group.

Generally, the industry in which the Group operates subjects the Group to a number of other risks and uncertainties that can affect its operating results and financial condition. Such factors include, but are not limited to: the timing, costs and results of clinical trials and other development activities versus expectations; the ability to manufacture products successfully; competition from products sold or being developed by other companies; the price of, and demand for products once approved; the ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products.

JYONG BIOTECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousand US Dollars, except for number of shares, per share data, or otherwise stated)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Emerging Growth Company Status

The Group is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart The Company’s Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition periods which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company difficult because of the potential differences in accounting standards used.

Fair value measurements

The Group applies ASC 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC 820 requires disclosures to be provided for fair value measurements. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 —	Observable inputs such as quoted prices for identical instruments in active markets;

Level 2 —	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;

Level 3 —	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities.

The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The carrying amount of the Group’s financial instruments, including cash, short-term bank loans, notes and accounts payable, other current liabilities due to related parties, approximates fair value due to the short-term maturity of the instruments. The Group’s long-term liabilities approximate their fair values as they contain interest rates that vary according to market interest rates.

JYONG BIOTECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousand US Dollars, except for number of shares, per share data, or otherwise stated)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash

Cash consists of cash and demand deposits placed with banks. All cash is unrestricted to withdrawal and use.

Restricted cash

Restricted cash mainly consists of the bank deposits held as collateral for the credit of a business credit card and bank deposits with time deposits having original maturities of more than three months, frozen by the order of the Taizhou Intermediate People’s Court as asset preservation for the Taizhou Bay New District Administrative Committee. See litigation in Note 16 — Commitments and Contingencies for further detail.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Significant additions, renewals and betterments are capitalized, while maintenance and repairs are expenses as incurred. Depreciation is computed on a straight-line basis over estimated useful lives that range as follows:

Useful life
Buildings	50 years
Building improvements	3 to 15 years
Laboratory equipment	3 to 5 years
Transportation equipment	5 years
Office equipment	2 to 8 years
Other equipment	2 to 10 years
Leasehold improvements	the shorter of the estimated useful life or the lease term, which is 3 to 5 years

Retirements, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of operations and comprehensive loss.

Leases

The Group determines if an arrangement is a lease at inception. The Group classifies the lease as a finance lease if it meets certain criteria or as an operating lease when it does not. The Group leases several properties for offices, research and development centers, and manufacturing factories in mainland China and Taiwan, which are all classified as operating leases with fixed lease payments, as contractually stated in the lease agreements. The Group’s leases do not contain any material residual value guarantees or material restrictive covenants.

At the commencement date of a lease, the Group recognizes a lease liability for future fixed lease payments and a right-of-use (“ROU”) asset representing the right to use the underlying asset during the lease term. The lease liability is initially measured as the present value of the future fixed lease payments that will be made over the lease term. The future fixed lease payments are discounted using the rate implicit in the lease, if available, or the incremental borrowing rate (“IBR”) based on the information available at the commencement date of the lease. The Group has elected not to record leases with an initial term of 12 months or less on the consolidated balance sheets.

The ROU asset is measured at the amount of the lease liability with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred by the Group and lease incentives. Under ASC 842, land use rights agreements are also considered to be operating lease contracts. The Group will evaluate the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. If the carrying value of the asset group is determined to not be recoverable and is in excess of the estimated fair value, the Group will record an impairment loss in other expenses in the consolidated statements of operations. ROU assets for operating leases are included in operating lease right-of-use assets in the consolidated balance sheets.

JYONG BIOTECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousand US Dollars, except for number of shares, per share data, or otherwise stated)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Operating leases are included in operating lease right-of-use assets and operating lease liabilities in the consolidated balance sheets. Operating lease liabilities that become due within one year of the balance sheet date are classified as current operating lease liabilities.

Lease expense is recognized on a straight-line basis over the lease term.

In addition, IB, the Company’s subsidiary, acquired land use rights from the Bureau of Natural Resources and Planning in Taizhou, China (“Taizhou Resources Bureau”) in December 2019 for 50 years and paid RMB 16,494 thousand ($2,528). All land in mainland China is owned by the China government. The China government may sell land use rights for a specified period of time. The purchase price of land use rights represents the operating lease prepayments for the rights to use the land in mainland China under ASC 842 and is recorded as operating ROU assets on the consolidated balance sheets, which is amortized over the lease term.

Restricted asset

Restricted asset mainly consists of the land use rights from the Taizhou Resources Bureau have been seized by the Taizhou Intermediate People’s Court as asset preservation for the Taizhou Bay New District Administrative Committee. See Note 16 — Commitments and Contingencies for further detail.

Intangible assets

Intangible assets consist of costs incurred to acquire computer software, which are considered finite live assets and recorded at cost less accumulated amortization and accumulated impairment. Amortization is recorded using the straight-line basis over estimated useful lives that range from 3 years.

Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets, including finite-lived intangible assets, whenever events or changes in circumstances indicate the carrying value may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets when the market prices are not readily available. The adjusted carrying amount of the assets becomes a new cost basis and is depreciated over the assets’ remaining useful lives. No impairment loss was recorded for the years ended December 31, 2023 and 2024.

Deferred offering costs

Deferred offering costs consist of underwriting, legal, accounting and other expenditures incurred through the balance sheet date that are directly related to the Company’s initial public offering and that will be charged to shareholder’s deficit upon the completion of the initial public offering. Should the initial public offering prove to be unsuccessful, the deferred offering costs, will be charged to operating expense in the consolidated statement of operations and comprehensive loss. As of December 31, 2023 and 2024, the Company incurred $721 and $934 of offering costs, respectively.

JYONG BIOTECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousand US Dollars, except for number of shares, per share data, or otherwise stated)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Guarantee liabilities

The Company provided a joint and several guarantee for the performance of buyback shares obligation of the certain shareholders who transferred some of their shares in the Company to others. The guarantee of buyback shares obligation falls within the scope of ASC 460-10-15-4(b). The guarantee liability is recognized at the fair value at the inception of the guarantee and subsequently remeasured at each reporting period. Changes in the fair value of the guarantee liability are recorded as changes in guarantee liabilities in the consolidated statements of operations and comprehensive loss. When the Company settles the guarantee liability through the performance of the guarantee by making requisite payments to buy back shares, the Company records a corresponding deduction to the guarantee liability. When the Company is released from the guarantee obligation due to the buyback of shares performed by certain shareholders, it is recognized as a reversal of the deduction to the guarantee liability. See Commitment with the Taizhou Company in Note 16 — Commitments and Contingencies for further detail.

Loss contingencies

The Group is subject to certain legal proceedings and contingencies in addition to those related to guarantee liabilities discussed above in this Note, the outcome of which are subject to significant uncertainty. The Group accrues for estimated losses if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company uses judgment and evaluates whether a loss contingency arising from litigation or an unasserted claim should be disclosed or recorded. The outcome of legal proceedings and other contingencies is inherently uncertain and often difficult to estimate. Accrued legal contingencies are reported within other current liabilities or other non-current liabilities in the consolidated balance sheets based on the period in which the Group expects the contingency to be settled.

Segment reporting

In accordance with ASC 280, Segment Reporting, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The Group’s CODM reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single segment. The Group does not distinguish between markets for the purpose of making decisions about resource allocation and performance assessment. Hence, the Group has only one operating segment and one reportable segment. No geographical segments are presented as substantially all the Group’s long-lived assets are located in Asia.

Research and development expenses

Research and development expenses primarily include (1) payroll and other related costs of personnel engaged in research and development activities, (2) costs related to preclinical testing of the Group’s technologies and clinical trials such as payments to contract research organizations (“CRO”), investigators and clinical trial sites that conduct the clinical studies, (3) costs to develop the product candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses, and (4) other research and development expenses. Research and development expenses are charged to expense as incurred when these expenditures relate to the Group’s research and development services and have no alternative future uses.

The Group is required to estimate its expenses resulting from its obligations under contracts with vendors, consultants and CROs, in connection with conducting research and development activities. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which the services are provided under such contracts. The Group reflects research and development expenses in the consolidated financial statements by matching those expenses with the period in which services and efforts are expended. The Group accounts for these expenses according to the progress of the preclinical or clinical study as measured by the timing of various aspects of the study or related activities and determines accrual estimates through reviewing the underlying contracts along with discussions with research and other key personnel as to the progress of studies, or other services being conducted. During the course of a study, the Group adjusts its expense recognition if actual results differ from its estimates.

JYONG BIOTECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousand US Dollars, except for number of shares, per share data, or otherwise stated)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Government Grants

Government grants for the purpose of giving financial support to the Group with no future related costs or obligations are recognized as non-operating income when received. The government grants with certain operating conditions are recorded as liabilities when received and will be recorded as non-operating income when the conditions are met. No government grants from China government authority were received by IB, Jyong’s subsidiary located in China, during the years ended December 31, 2023 and 2024.

Income tax

The Group accounts for income taxes under the liability method in accordance with the regulations of the relevant tax jurisdictions. Under the liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted income tax rates expected to apply when the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. A valuation allowance is recorded if it is more likely than not that some portion or all of a deferred income tax assets will not be realized in the foreseeable future.

The Group evaluates its uncertain tax positions using the provisions of ASC 740-10, Income Taxes, which prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Group recognizes in the consolidated financial statements the benefit of a tax position which is “more likely than not” to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. It is the Group’s policy to recognize interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense.

For years ended December 31, 2023 and 2024, the Company did not have any material interest or penalties associated with tax positions nor did the Company have any significant uncertain tax benefits.

Earnings (loss) per share

Basic earnings (loss) per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders by weighted average number of ordinary shares outstanding during the period.

Diluted earnings (loss) per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Company did not have potential ordinary shares (e.g., stock options, non-vested restricted shares and other securities), which could potentially convert into ordinary shares and dilute basic earnings (loss) per share in the future.

Foreign currency transactions

The functional currency of the Company is the U.S. dollar. The Company’s subsidiaries determined their functional currency to be the local currency of the respective entities except for TSB which determined its functional currency to be the U.S. dollar based on the criteria of ASC 830, Foreign Currency Matters. Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into the entities’ functional currency, or when foreign currency receivable and payable are settled, are credited or charged to income in the period of conversion or settlement. At year-end, the balances of foreign currency monetary assets and liabilities are recorded based on prevailing exchange rates and any resulting gains or losses are credited or charged to non-operating income or loss.

JYONG BIOTECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousand US Dollars, except for number of shares, per share data, or otherwise stated)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Translation of foreign currency financial statements

The reporting currency of the Group is the US dollar. Assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts, except for the change in accumulated deficits, are translated at historical exchange rates at the date of entry to shareholders’ equity; the change in accumulated deficits uses historical exchange rates of each period’s statement of operations. Translation adjustments are reported as accumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of changes in shareholders’ deficit.

Translation of amounts into USD has been made at the following exchange rates from Board of Governors of the Federal Reserve System:

Balance sheet items, except for equity accounts

December 31, 2024	RMB7.2993 to $1; NTD32.7900 to $1
December 31, 2023	RMB7.0999 to $1; NTD30.6200 to $1

Statement of operations and comprehensive loss, and cash flows items

For the year ended December 31, 2024	RMB7.1957 to $1; NTD32.1064 to $1
For the year ended December 31, 2023	RMB7.0809 to $1; NTD31.1525 to $1

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the consolidated financial statements expressed in USD is reported in other comprehensive loss in the consolidated statements of operations and comprehensive loss.

Concentration of risks

Concentration of suppliers

The following suppliers accounted for 10% or more of research and development expenses for the years ended December 31, 2023 and 2024:

	Years ended December 31,
Supplier	2023	2024
A	24%	27%
B	*	24%
C	22%	10%
D	15%	*
E	10%	*

*	Represents less than 10% of research and development expenses for the years ended December 31, 2023 and 2024.

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of deposits and time deposits with original maturities more than three months.

In China, the insurance coverage of each financial institution is RMB 500 thousand. As of December 31, 2023 and 2024, the Group had RMB 10,586 thousand ($1,491) and nil, which was frozen by the order of the Taizhou Intermediate People’s Court, in uninsured deposits at the financial institution incorporated in China, respectively.

JYONG BIOTECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousand US Dollars, except for number of shares, per share data, or otherwise stated)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In Taiwan, the insurance coverage of each financial institution is NTD 3,000 thousand. As of December 31, 2023 and 2024, the Group had $6 and $13 in uninsured deposits at the financial institutions incorporated in Taiwan, respectively.

In Hong Kong, the insurance coverage of each financial institution is HKD 800 thousand. As of December 31, 2023 and 2024, all deposits at the financial institution incorporated in Hong Kong were covered by the insurance, respectively.

While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Recent accounting pronouncements

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This amendment incorporates certain U.S. Securities and Exchange Commission (SEC) disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. The Company does not expect the adoption of ASU 2023-06 to have a material impact on its consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures. The amendment requires entities to report a measure of segment profit or loss that the chief operating decision maker uses to assess segment performance and make decisions about allocating resources. The amendment also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosure under certain circumstances. The amendment does not change or remove those disclosure requirements and also does not change how an entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. This amendment is effective for the Group’s consolidated financial statements issued for annual periods beginning after December 15, 2023. Early adoption is permitted. The Group adopted this standard on January 1, 2024. There was no material impact to the Group’s consolidated financial statements upon adoption.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) — Improvements to Income Tax Disclosures. The amendment requires that entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate. The amendment also requires disclosure of, on an annual basis, the year-to-date amount of income tax paid (net of refunds received) disaggregated by disaggregated by federal, state, and foreign jurisdictions, including additional disaggregated information on income taxes paid (net of refunds received) to an individual jurisdiction equal to or greater than 5% of total income taxes paid (net of refunds received). This amendment is effective for the Group’s consolidated financial statements issued for annual periods beginning after December 15, 2024. Early adoption is permitted. The Group is currently evaluating the impact of adopting this amendment.

JYONG BIOTECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousand US Dollars, except for number of shares, per share data, or otherwise stated)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendment requires that entities disclose the amounts of purchases of inventory, employee compensation, depreciation and intangible asset amortization, as applicable, included in certain expense captions in the consolidated statements of operations, as well as qualitatively describe remaining amounts included in those captions. The amendment also requires the entities disclose both the amount and their definition of selling expenses. The amendment is effective for fiscal years beginning after December 15, 2026 and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendment should be applied either prospectively to financial statements issued for reporting periods after the effective date of this amendment or retrospectively to any or all prior periods presented in the financial statements. The Group is currently evaluating the impact of adopting this amendment.

4. CASH AND RESTRICTED CASH

	As of December 31,
	2023	2024
Cash in hand	$1	$1
Deposits in banks	176	97
Total cash	$177	$98
Deposits in banks frozen by the other of the Taizhou Intermediate People’s Court (see Note 16 for further detail)	1,562	—
Collateral for the credit of a business credit card	3	3
Total restricted cash	1,565	3
Total cash and restricted cash	1,742	101

On February 22, 2024, the RMB 11,129 thousand ($1,547) of restricted cash, which was deposits in banks frozen by the Taizhou Intermediate People’s Court, was transferred to New District Administrative Committee (see Note 16 for further detail).

5. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31,
	2023	2024
Land	$1,020	$952
Buildings	2,499	2,334
Buildings improvements	152	142
Laboratory equipment	793	741
Office equipment	120	112
Transportation equipment	23	21
Other equipment	52	48
Leasehold improvements	150	140
Construction in progress	139	135
	4,948	4,625
Less: accumulated depreciation	(1,562)	(1,576)
Property and equipment, net	$3,386	$3,049

Depreciation expenses recognized during the years ended December 31, 2023 and 2024 were approximately $127 and $120, respectively.

JYONG BIOTECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousand US Dollars, except for number of shares, per share data, or otherwise stated)

6. LEASES

The Group leased facilities for office, research and development and manufacturing facilities in China and Taiwan. Most of the lease facilities in Taiwan were leased from the related parties. In December 2019, the land use right of gross value of RMB 16,494 thousand ($2,528) for 50 years was acquired from Taizhou Resource Bureau in China. As of December 31, 2023 and 2024, the net carrying values of the acquired land use rights of Taizhou were RMB 15,175 thousand ($2,137) and RMB 14,845 thousand ($2,034), respectively. In January 2024, this land use right was seized by the Taizhou Intermediate People’s Court due to the litigation with Taizhou Bay New District Administrative Committee and RMB14,845 thousand ($2,034) of operating right-of-use assets regarding IB’s land use right was reclassified as a restricted asset. See Notes 16 for the detail. In November 2023, February 2024 and May 2024, the Group renewed the lease agreement with the related party, Zhao Jian Fu Co., Ltd to lease an office in Taiwan, continuously. Lease terms vary based on the nature of operations and the market dynamics; however, all leased facilities are classified as operating leases with remaining lease terms between 0.92 to 1.42 years except for the land use rights acquired from the Bureau of Land and Resources in Taizhou, China with remaining lease terms of 45 years. See Note 15 for related party lease obligations due and related party lease costs.

Supplemental information related to leases was as follows:

	Years ended December 31,
	2023	2024
Operating fixed lease cost	$180	$175

Supplemental cash flow information related to leases was as follows:

	Years ended December 31,
	2023	2024
Cash paid for amounts included in measurement of lease liabilities	$133	$129
Non-cash operating lease liabilities arising from obtaining operating right-of-use assets	43	113

The maturities of lease liabilities as of December 31, 2024 were as follows:

Amount
2025	$162
2026	16
Thereafter	—
Total lease payments	178
Less: imputed interest	(3)
Present value of minimum operating lease payments	$175

Weighted-average remaining lease terms and discount rates are as follows:

	As of December 31,
	2023	2024
Weighted-average remaining lease term	1.78 years	1.15 years
Weighted-average discount rate	2.89%	3.20%

JYONG BIOTECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousand US Dollars, except for number of shares, per share data, or otherwise stated)

7. SHORT-TERM BANK LOANS

The following table presents short-term bank loan as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
Shanghai Commercial & Savings Bank	$6,630	$6,389
Taipei Fubon Bank	1,267	836
Total	$7,897	$7,225

Shanghai Commercial & Savings Bank loan

On September 23, 2023, HEB entered into an one-year loan agreement with Shanghai Commercial and Savings Bank, Ltd. This new loan agreement provided a credit limit of NTD 300,000 thousand with a variable interest rate and a maturity date of September 23, 2024. On October 2 and October 26, 2023, HEB borrowed an aggregate amount of NTD 203,000 thousand ($6,515) with the interest rate of 2.06%. As of December 31, 2023, the outstanding borrowing under this agreement was NTD 203,000 thousand ($6,630) with an interest rate of 2.06% per annum.

On July 3, 2024, HEB borrowed an amount of NTD 5,000 thousand ($156) with the interest rate of 2.19%. On September 24, 2024, HEB repaid an aggregate amount of NTD 208,000 thousand ($6,478).

On September 23, 2024, HEB renewed the loan agreement with Shanghai Commercial and Savings Bank, Ltd. to extend the maturity date to September 23, 2025. On September 23 and December 3, 2024, HEB borrowed an aggregate amount of NTD 209,500 thousand ($6,525) with the interest rate of 2.19%. As of December 31, 2024, the outstanding borrowing under this agreement was NTD 209,500 thousand ($6,389) with an interest rate of 2.19% per annum. The borrowing was guaranteed by Panatoz Corporation, Nobel Consumer Corporation, Fu-Feng Kuo, and Ju-Ting Chen, related parties.

Taipei Fubon Bank loan

On December 6, 2023, HEB entered into a short-term loan agreement with Taipei Fubon Bank. This loan agreement provided a credit limit of NTD 38,800 thousand ($1,246) with a variable interest rate. This borrowing was due on June 3, 2024 and the interest rate was 2.63% per annum.

As of December 31, 2023, the outstanding borrowing under this agreement was NTD 38,800 thousand ($1,267).

On January 22 and June 3, 2024, HEB repaid an aggregate amount of NTD 38,800 thousand ($1,208) for this loan. On June 3, 2024, HEB entered into a short-term loan agreement with Taipei Fubon Bank. This loan agreement provided a credit limit of NTD 27,400 thousand ($853) with a variable interest rate. This borrowing was due on November 30, 2024 and the interest rate was 2.76% per annum. On November 29, 2024, HEB repaid an amount of NTD 27,400 thousand ($853) for this loan.

On November 21, 2024, HEB entered into a short-term loan agreement with Taipei Fubon Bank. This loan agreement provided a credit limit of NTD 27,400 thousand ($853) with a variable interest rate. On November 29, 2024, HEB borrowed an amount of NTD 27,400 thousand ($853) with the interest rate of 2.85% and repaid this loan on December 20, 2024. On December 20, 2024, HEB borrowed an amount of NTD 27,400 thousand ($853) with the interest rate of 2.96% per annum and a maturity date of June 18, 2025.

As of December 31, 2024, the outstanding borrowing under this agreement was NTD 27,400 thousand ($836). These borrowings were guaranteed by Panatoz Corporation, Fu-Feng Kuo, and Ju-Ting Chen, the related parties.

JYONG BIOTECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousand US Dollars, except for number of shares, per share data, or otherwise stated)

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2023	2024
Clinical trial	$287	$248
Interest expenses	282	343
Professional service fees	346	433
Payroll	169	145
Other	43	34
Total	$1,127	$1,203

9. LOANS FROM THIRD PARTIES

On September 10, 2019, the Company entered into a loan facility with Medi-life Co., Limited (“Medi-life), a minority shareholder, for $600. This loan had a one-year term with a 2% interest rate per annum. Before the maturity date, the Company renewed the loan agreement with Medi-life to extend the maturity date to September 10, 2026. On December 3, 2020, the Company also entered into a new loan facility with Medi-life for $100, which had a two-year term with a 2% interest rate per annum. Before the maturity date, the Company renewed the loan agreement with Medi-life to extend the maturity date to December 2, 2026.

On August 5, 2019, TSB entered a loan facility with Medi-life for RMB 16,003 thousand ($2,273), which had a two-year term with a 2% interest rate per annum. On June 1, 2021, TSB repaid $250 to Medi-life. Before the maturity date, TSB renewed the loan agreement with Medi-life to extend the maturity date to May 31, 2027.

On January 10, 2020 and December 7, 2020, TSB also entered two loan facilities with Medi-life for an aggregate amount of $408, which had a two-year term with a 2% interest rate per annum. Before the maturity date, TSB renewed the loan agreement with Medi-life, totaling $80 and $328, extending the maturity date to January 9, 2027 and December 6, 2026, respectively.

Loans from third parties were $3,131 and $3,131 as of December 31, 2023 and 2024, and accrued interests were $271 and $334 as of December 31, 2023 and 2024, respectively.

10. LONG-TERM BANK LOANS

	As of December 31,
	2023	2024
Secured bank loans	$2,313	$2,089
Less: Current portion	(75)	(57)
Long-term bank loans	$2,238	$2,032

	As of December 31,
	2023	2024
Loan content
Annual interest rate	2.59%~3.25%	2.72%~3.38%
Maturity date	Due by June 2032	Due by June 2032

JYONG BIOTECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousand US Dollars, except for number of shares, per share data, or otherwise stated)

10. LONG-TERM BANK LOANS (cont.)

Taiwan Cooperative Bank loan

On June 5, 2014, HEB entered into a loan agreement with Taiwan Cooperative Bank for NTD 73,200 thousand. This loan had an 18-year term with a variable interest rate per annum. HEB started repaying the principal from June 2015. HEB did not repay a loan payment from 2020 through March 2023 due to the COVID-19 emergency relief of suspension of loan payments provided by Taiwan Cooperative Bank. As of December 31, 2023 and 2024, the outstanding loan was NTD 55,012 thousand ($1,797) and NTD 55,012 thousand ($1,677) with an interest rate of 2.59% and 2.72% per annum, respectively. HEB reached an agreement with Taiwan Cooperative Bank to postpone the repayment of the principal on March 18, 2025 and repaid NTD 200 thousand ($6) on March 28, 2025. As a result, HEB will only pay the interest expense until it begins repaying the principal in April 2026.

On August 20, 2019, HEB also entered into a new loan agreement with Taiwan Cooperative Bank for NTD 15,000 thousand. This loan had a 5-year term with a variable interest rate per annum. HEB did not repay a loan payment from 2020 through March 2023 due to the COVID-19 emergency relief of suspension of loan payments provided by Taiwan Cooperative Bank. For the years ended December 31, 2023 and 2024, HEB repaid NTD 500 thousand ($16) and NTD 500 thousand ($16) for this loan, respectively. As of December 31, 2023 and 2024, the outstanding loan was NTD 12,828 thousand ($419) and NTD 12,328 thousand ($376) with an interest rate of 2.60% and 2.88% per annum, respectively.

On February 19, 2024, HEB reached an agreement with Taiwan Cooperative Bank to postpone the repayment of the principal. As a result, HEB will only pay the interest expense until it begins repaying the principal in March 2025. On March 18, 2025, HEB reached an agreement with Taiwan Cooperative Bank to extend the maturity date to August 20, 2026 and postpone the repayment of the principal until March 2026. In addition, HEB repaid NTD 500 thousand ($15) on March 28, 2025.

HEB provided land and buildings located in Yilan, Taiwan as collateral for these loans from Taiwan Cooperative Bank. These loans were also guaranteed by Fu-Feng Kuo, CEO of the Company, and Ju-Ting Chen, the shareholder of the Company. The carrying amount of pledged land, buildings, and building improvements was $3,072 and $2,817 as of December 31, 2023 and 2024, respectively.

Shanghai Commercial & Savings Bank loan

On August 25, 2020, HEB entered into a loan agreement with Shanghai Commercial & Saving Bank for NTD 16,000 thousand. This loan had a 5-year term with a variable interest rate per annum. For the years ended December 31, 2023 and 2024, HEB repaid NTD 1,770 thousand ($57) and NTD 1,770 thousand ($55) for this loan, respectively. As of December 31, 2023 and 2024, the outstanding loan was NTD 2,951 thousand ($96) and NTD 1,180 thousand ($36) with an interest rate of 3.25% and 3.38% per annum, respectively. This loan was also guaranteed by Fu-Feng Kuo, CEO of the Company with the fixed asset located in Xinbei, Taiwan owned by Panatoz Corporation. In the subsequent period, HEB had repaid an aggregate amount of NTD 443 thousand ($14) for this loan as of March 31, 2025.

Chang Hwa Bank loan

On September 16, 2020, HEB entered into a secured loan agreement with Chang Hwa Bank for a loan amount of up to NTD 5,000 thousand. Loans under this agreement had a 3-year term with a variable interest rate per annum. These loans were guaranteed by Small & Medium Enterprise Credit Guarantee Fund of Taiwan, a non-profit organization to provide credit guarantees to small and medium enterprises which are promising but short of collateral necessary to obtain finance from contracted financial institutions. For the years ended December 31, 2023 and 2024, HEB repaid NTD 1,566 thousand ($50) and NTD 16 thousand ($1), respectively. As of December 31, 2023 and 2024, the outstanding loan was NTD 16 thousand ($1) and nil with an interest rate of 2.60% and nil per annum, respectively.

JYONG BIOTECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousand US Dollars, except for number of shares, per share data, or otherwise stated)

11. INCOME TAX

The Group is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Taiwan

HEB and GB are incorporated in Taiwan and are subject to corporate income tax at a rate of 20%. Both of them have no taxable income for all periods presented, therefore, no provision for income taxes is required.

Hong Kong

TSB is incorporated in Hong Kong and is subject to Hong Kong profits tax on the taxable income as reported in the respective statutory financial statements adjusted in accordance with the relevant Hong Kong tax laws. The applicable tax rate in Hong Kong is 8.25% for assessable profits on the first HKD2 million and 16.5% for any assessable profits in excess.

China

IB is incorporated in China and is subject to China statutory income tax rate of 25% on the assessable income in accordance with relevant PRC enterprise income tax legislation, interpretations and practices.

No provision for PRC corporate income tax has been made for the years ended December 31, 2023 and 2024 as IB had no such assessable profit for the years ended December 31, 2023 and 2024.

Singapore

Entities incorporated in Singapore are subject to corporate income tax rate of 17%. Jyong Biotech International Pte. Ltd., which was incorporated under the law of Singapore on September 29, 2022, and is subject to corporate income tax rate of 17%. No provision for Singapore corporate income tax has been made for the year ended December 31, 2023 and 2024 as Jyong Biotech International Pte. Ltd., had no such assessable profit.

The Company and its subsidiaries file separate income tax returns. The applicable statutory income tax rate in the Cayman Islands was zero for the Company for the years being reported.

Since the main operation of the Group is located in Taiwan, the Taiwan statutory income tax rate is used to reconcile the Group’s effective income tax rate. Reconciliations of the differences between the Taiwan statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2023 and 2024 are as follows:

	Years ended December 31,
	2023	2024
Statutory income tax rate	20%	20%
Non-deductible expenses	(0.09)%	(0.07)%
Changes in valuation allowances	(19.91)%	(19.93)%
Effective tax rate	0%	0%

JYONG BIOTECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousand US Dollars, except for number of shares, per share data, or otherwise stated)

11. INCOME TAX (cont.)

The deferred income tax assets and liabilities as of December 31, 2023 and 2024 consisted of the following:

	As of December 31,
	2023	2024
Deferred income tax assets
Net operating loss carryforwards	$7,415	$6,919
Research and development credits	10,843	10,089
Others	—	36
	18,258	17,044
Valuation allowance	(18,258)	(17,044)
Total net deferred income tax assets	$—	—

Realization of the net deferred income tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2023 and 2024, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

As of December 31, 2023 and 2024, HEB had Taiwan research and development credit carryforwards of approximately $10,843 and $10,089, respectively. The Act for the Development of Biotech and New Pharmaceuticals Industry in Taiwan provided HEB the research and development credit for a period of five years from the time it is subject to the profit-seeking enterprise income tax.

As of December 31, 2024, the Group had net operating loss carryforward available to offset future taxable income, shown below by jurisdictions.

Jurisdiction	Amount	Expiring year
Taiwan	$32,669	2025 – 2034
China	1,540	2026 – 2029

12. ORDINARY SHARES

As of December 31, 2023 and 2024 the Company was authorized to issue 5,000,000 thousand shares. As of December 31, 2023 and 2024, 73,361 thousand shares were issued and outstanding, $0.00001 par value ordinary shares. Holders of the Company’s ordinary shares are entitled to dividends, if and when, declared by the board of directors of the Company. The holder of each ordinary share is entitled to one vote. As of December 31, 2024, no dividends were declared.

13. LICENSE AGREEMENTS

In April 2016, HEB entered into a licensing agreement with Chhak Kamponngsaon Sez Co., Ltd to grant an exclusive right to sell and market Botreso in the Kingdom of Cambodia until April 2036 in exchange for an upfront payment of $100 thousand, a certain amount in milestone payments for applying the regulatory approval of Botreso and obtaining the regulatory approval of Botreso in the Kingdom of Cambodia, and a certain percent on net sales in royalty payments. HEB has no other performance obligation in addition to the license, and Chhak Kamponngsaon Sez Co., Ltd is responsible for assisting HEB to obtain initial and all subsequent regulatory approvals of Botreso in the Kingdom of Cambodia. HEB recognized the upfront payment of $100 thousand as revenue in 2016 since HEB has no other performance obligation in addition to the licenses. As of April 23, 2025, HEB has not achieved any milestones.

JYONG BIOTECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousand US Dollars, except for number of shares, per share data, or otherwise stated)

14. NET LOSS PER SHARE

Basic and diluted net loss per share for the years ended December 31, 2023 and 2024 are calculated as follows:

	Years ended December 31,
	2023	2024
Numerator:
Net loss attributable to ordinary shareholders	$(4,400)	$(3,019)
Denominator:
Weighted average number of ordinary shares outstanding – basic and diluted (in thousands)	71,567	71,567
Net loss per share – basic and diluted	$(0.06)	$(0.04)

15. RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated upon consolidation; therefore, those items are not disclosed in this note. The table below sets forth the major related parties and their relationships with the Group as of December 31, 2023 and 2024:

Name of related parties	Relationship with the Group
Fu-Feng Kuo	CEO and Chairwoman of the Company
Ju-Ting Chen	The shareholder of the Company
Xue-Juan Chen	The fourth degree of kinship to CEO
Alfred Ying	CFO
Panatoz Corporation	Significantly influenced by Fu-Feng Kuo, CEO of the Company
Zhao Jian Fu Co., Ltd.	Significantly influenced by Fu-Feng Kuo, CEO of the Company
Nobel Consumer Corporation	Managed by Xue-Juan Chen, a related party of the Company

From February 2021 to November 2021, the Company entered into several loan agreements with Nobel Consumer Corporation for an aggregate amount of $ 300, which had a 2-year term with a 2% interest rate per annum. Before the maturity date, the Company renewed the loan agreements with Nobel Consumer Corporation to extend the maturity date of the loans. An aggregate amount of $200 will be due on June and November 2025, and an amount of $100 will be due on February 2027.

From March 2022 to December 2022, the Company entered additional loan agreements with Nobel Consumer Corporation and Fu-Feng Kuo for an aggregate amount of $595 and $342, respectively, which had two-year term with a 2% interest rate per annum. Before the maturity date, the Company renewed the loan agreements to extend the maturity date of the loans due on March 2026 to December 2026.

From January 2023 to December 2023, the Company and HEB entered additional loan agreements with Nobel Consumer Corporation, Fu-Feng Kuo, and Panatoz Corporation for an aggregate amount of $480, $1,083 and $463, respectively, which had two-year term with a 2% interest rate per annum. On September 8, 2023, the Company repaid amount of $120 to Fu-Feng Kuo. Before the maturity date, the Company renewed several loan agreements to extend the maturity date of the loans due in January 2027 to March 2027, with an agreement amount of $520.

From January 2024 to December 2024, the Company and HEB entered additional loan agreements with Nobel Consumer Corporation, Fu-Feng Kuo, Panatoz Corporation, and Zhao Jian Fu Co., Ltd. for an aggregate amount of $338, $713, $911, and $465, respectively, which had two-year term with a 2% interest rate per annum. As of December 31, 2024, the accrued interest expenses to Nobel Consumer Corporation, Fu-Feng Kuo, Panatoz Corporation and Zhao Jian Fu Co., Ltd. were $64, $53, $21, and $9 respectively.

JYONG BIOTECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousand US Dollars, except for number of shares, per share data, or otherwise stated)

15. RELATED PARTY TRANSACTIONS (cont.)

In the subsequent period, the Company and HEB borrowed an aggregate amount of $655, $98, and $152 from Nobel Consumer Corporation, Fu-Feng Kuo, and Panatoz Corporation as of March 31, 2025, respectively. These new loans had a two-year term with a 2% interest rate per annum.

HEB leased the facilities for office, research and development, and manufacturing facilities in Taiwan from Panatoz Corporation, Zhao Jian Fu Co., Ltd., and Fu-Feng Kuo, respectively. See Note 6.

During 2018 and 2019, Fu-Feng Kuo and Ru-Ting Chen paid securities exchange tax and bridge loan fees on behalf of the Company, respectively. As of December 31, 2023 and 2024, the aggregate balance of due to Fu-Feng Kuo and Ju-Ting Chen were $628 and $628, respectively.

Nobel Consumer Corporation, Panatoz Corporation, Zhao Jian Fu Co., Ltd., Fu-Feng Kuo, and Ju-Ting Chen provided guarantees of short-term and long-term loans from Shanghai Commercial & Savings Bank, Ltd., short-term loan from Taipei Fubon Bank loan, and long-term loans from Taiwan Cooperative Bank to HEB. As of December 31, 2023 and 2024, the amount of borrowing guaranteed were $10,209 and $9,314, respectively.

The related party balances and transactions were summarized as follows:

(a) Related party balances

	As of December 31,
	2023	2024
Loan from related parties
Nobel Consumer Corporation	$1,375	$1,706
Fu-Feng Kuo	1,305	2,018
Panatoz Corporation	471	1,336
Zhao Jian Fu Co., Ltd.	—	455
	$3,151	$5,515

Accrued expenses
Nobel Consumer Corporation	$35	$64
Fu-Feng Kuo	18	53
Panatoz Corporation	1	21
Zhao Jian Fu Co., Ltd.	—	9
Alfred Ying	1	—
	$55	$147
Operating lease liabilities due to related parties (including current and non-current)
Panatoz Corporation	$116	$65
Zhao Jian Fu Co., Ltd.	81	110
Fu-Feng Kuo	2	—
	$199	$175

Other non-current liabilities due to related parties
Ju-Ting Chen	$566	$566
Fu-Feng Kuo	62	62
	$628	$628

JYONG BIOTECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousand US Dollars, except for number of shares, per share data, or otherwise stated)

15. RELATED PARTY TRANSACTIONS (cont.)

(b) Related party transactions

During the years ended December 31, 2023 and 2024, related party transactions of rental expenses consisted of the following:

	Years ended December 31,
	2023	2024
Zhao Jian Fu Co., Ltd.	$83	$80
Panatoz Corporation	48	47
Fu-Feng Kuo	2	2
	$133	$129

16. COMMITMENTS AND CONTINGENCIES

Clinical Research Organization (CRO)

The Group has agreements with contract service providers to assist in the performance of phase II clinical trial activities for PCP, one of the Group’s key drug candidates. One CRO is mainly responsible for the data management, biostatistical analysis, and clinical study report writing; while the other CRO is responsible for the subjects’ enrollment and serving as study coordinator (SC) at each study site. Such agreements are generally cancellable upon reasonable notice and payment of costs incurred.

Commitment and Litigation with the TaiZhou Company

In May 2019, two of Jyong’s shareholders, Medi-life Co., Limited and Sira View Corp. (collectively, the “Transferring Shareholders”), entered into a share purchase agreement (the “Share Purchase Agreement) with Taizhou City Optimization and Upgrade Investment Partnership (Limited Partnership) (the “Taizhou Company”) to sell 1,794 thousand shares of Jyong’s ordinary shares held by the Transferring Shareholders to the Taizhou Company at RMB 112,500 thousand ($16,366) (the “Share Purchase Transaction”). Under the Share Purchase Agreement, the Taizhou Company would have a right to request the Transferring Shareholders to repurchase the shares if Jyong would not accomplish the “Qualified Issuance and Listing” (defined as Jyong’s public filing of shares and listing on the main board of the Stock Exchange of Hong Kong Limited, or the HKEX) within 5 years after the closing of the Share Purchase Transaction, or any other commitments were breached, such as not changing the primary control-person of Jyong, not changing the main operation of HEB, etc. and the repurchase payment is determined by the principal investment plus the interest based on the loan benchmark interest rate of People’s Bank of China when the payment is made. In addition, Jyong provided the Taizhou Company a joint and several guarantee for the performance of the repurchase shares obligation of the Transferring Shareholders and pledged 100% of its equity interest in IB to the Taizhou Company as collateral pursuant to the Share Purchase Agreement. The above commitments and guarantees shall be automatically terminated after the Company completes the qualified issuance and listing.

In the event of any liquidation, dissolution, bankruptcy or winding up of Jyong, either voluntary or involuntary, or any deemed liquidation event as defined in the agreement, the Taizhou Company is entitled to receive, prior to any distribution to the holders of ordinary shares, an amount per share equal to the original issue price, plus accrued interest. This right enjoyed by the Taizhou Company shall be automatically suspended when the Company submits its A1 application proof to go public on the main board of the HKEX, which never occurred. If the Company fails to pass the hearing procedure or withdraws the application, this right will automatically resume its validity and has retrospective rights to the rights and interests of the Taizhou Company during the period of expiration.

JYONG BIOTECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousand US Dollars, except for number of shares, per share data, or otherwise stated)

16. COMMITMENTS AND CONTINGENCIES (cont.)

On November 15, 2022, the Group received a complaint for civil suit filed by the Taizhou Company to the Taizhou Intermediate People’s Court (the “Taizhou Court”) against the Transferring Shareholders, Jyong, HEB, TSB, IB and Ms. Kuo, Fu Feng (collectively, the “Defendants”), requesting, among other claims: (i) redemption by the Transferring Shareholders for all shares purchased by the Taizhou Company under the Share Purchase Agreement for the original purchase price of RMB112,500 thousand ($16,366) and corresponding interests from July 29, 2019 to the date of actual payment calculated at the loan prime rate in China (the “Redemption”); (ii) the Taizhou Court to hold Jyong, HEB and Ms. Kuo, Fu Feng jointly liable for the Redemption; (iii) the Taizhou Court to confirm Taizhou Company’s right to liquidate all equity interest in IB held by TSB that was pledged to the Taizhou Company; and (iv) the Taizhou Court to hold IB for the obligations of other Defendants within the scope of the benefits it received from the investment made under the Share Purchase Agreement. The dispute went on trial in the Taizhou Court on March 16, 2023 and November 29, 2023, respectively.

On March 25, 2024, the Taizhou Court issued a judgment partially in favor of the Taizhou Company, requiring Medi-life Co., Limited and Sira View Corp. to pay the redemption price of RMB 112,500 thousand ($16,366) and corresponding interests from August 20, 2019, to the date of actual payment calculated at the Loan Prime Rate published by the National Inter-bank Funding Center in China, and Jyong, HEB, and Ms. Fu Feng Kuo to be jointly liable for such obligation. The Taizhou Court also ruled that the TaiZhou Company is entitled to liquidate all equity interest in Innovative Biotech pledged to it in order to realize the payment of the aforementioned obligations. Additionally, the lawyer service fees of RMB 420 thousand ($59) incurred by the Taizhou Company and litigation fees of RMB 684 thousand ($97) should be paid by Medi-life Co., Limited, Sira View Corp., Jyong, HEB, or Ms. Fu Feng Kuo. In April 2024, Nobel Consumer Corporation, the Company’s related party, paid the litigation fees of RMB 684 thousand ($95) on behalf of Sira View Corp. Additionally, other than the guarantee liabilities under the Share Purchase Agreement as set forth below, the Company recognized an additional contingency liability of RMB 420 thousand ($58) for litigation fees in 2023, which will be due by the end of appeal process. The Company filed an appeal with the High People’s Court of Zhejiang Province on April 29, 2024. The High Court held a hearing on August 9, 2024. On September 12, 2024, the High Court issued a judgment rejecting the Company’s petition and affirming the Taizhou Court’s ruling in its entirety. As a result, Medi-life Co., Limited and Sira View Corp., the Transferring Shareholders, shall pay the redemption price of RMB 112,500 thousand ($16,366) and corresponding interests to buy back the Company’s shares from the TaiZhou Company, and Jyong, HEB, and Ms. Fu Feng Kuo are jointly liable for this obligation. The judgment is final and non-appealable. The Transferring Shareholders are negotiating with the Taizhou Company for a settlement of this repurchase obligation. As of the date of this prospectus, no enforcement procedure has been initiated, and the Company is not required to make any payments toward the judgment at this time, as the enforcement procedure has not yet commenced.

The Group considered the guarantee provided under this Share Purchase Agreement was accounted for as an equity transaction between Jyong and shareholders to buy back Jyong’s shares. Therefore, the Group estimated the fair value of guarantee liabilities at the fair value of the shares at the inception of this guarantee and recorded $16,366 of guarantee liabilities and corresponding treasury shares at the inception date, as well as subsequently measured the fair value of guarantee liabilities determined by the interest expense which will be paid when repurchasing the shares under the Share Purchase Agreement and recognized interest expense for the fair value change of guarantee liabilities. The amount of interest expenses recognized were $438 and $657 for the years ended December 31, 2023 and 2024, and the amount of guarantee liabilities were $18,787 and $19,378 as of December 31, 2023 and 2024, respectively. In addition, the negative net book value of IB’s equity pledged was $1,194 and $1,197 as of December 31, 2023 and 2024, respectively.

Commitments with Taizhou Resources Bureau

On November 29, 2019, IB, our PRC subsidiary, entered into the land use right agreement with Taizhou Resources Bureau (the “Land Use Right Agreement”). Under the Land Use Right Agreement, IB shall commence construction on the industrial land granted by May 28, 2020 and complete the construction by November 28, 2022, otherwise, IB shall pay the liquidated damages to Taizhou Resources Bureau for each day of delay, being 0.1% of the total amount of the land use right grant price of approximately RMB16,000 thousand plus tax.

JYONG BIOTECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousand US Dollars, except for number of shares, per share data, or otherwise stated)

16. COMMITMENTS AND CONTINGENCIES (cont.)

On November 23, 2022, Taizhou Resources Bureau issued a formal notice of reminder of default, requiring IB to pay the liquidated damages of RMB13,080 thousand, with the amount of damages accruing from November 24, 2022 to the date of actual construction to be calculated separately. In addition, under the Land Use Right Agreement, apart from the liquidated damages, IB is obliged to pay a land idling fee if the land is left idle for more than one year but less than two years, and Taizhou Resources Bureau has the right to take back the land use right if the land is left idle for more than two years. IB submitted the application to the People’s Government of Zhejiang Province (the “Zhejiang Government”) for seeking its approval for construction on March 18, 2023.

On January 16, 2024, this industrial land acquired by IB was seized by the Taizhou Court due to the litigation with the Taizhou Bay New District Administrative Committee due to the litigation with the Taizhou Bay New District Administrative Committee. Therefore, IB is unable to start construction even after receiving the approval to proceed. IB considered that the contingent penalty would be estimated through January 16, 2024, since the delay in construction after this date was not caused by IB. On September 26, 2024, the Taizhou Resource Bureaus issued a notice regarding taking back the land use right without compensation, giving Innovative Biotech Co., Ltd. the right to file for an administrative hearing within five business days of receipt of notice.. While the Company initially applied for the administrative hearing, it subsequently decided to relinquish the land use rights to the Taizhou Resources Bureau in accordance with the notice. As a result, the Company will no longer proceed with the hearing process. As of the issuance of consolidated financial statements, IB still retains control over the land use rights.

As of December 31, 2023, IB had accrued a sufficient contingent liability for penalties estimated through January 16, 2024. No additional contingent loss needs to be accrued for the year of 2024. Additionally, as of the issuance of consolidated financial statements, IB has not yet received the Zhejiang Government’s approval and has no paid the penalty of RMB13,080 thousand. IB accrued RMB 21,005 thousand ($2,959) and RMB 21,005 thousand ($2,878) of other liabilities for the liquidated damages as of December 31, 2023 and 2024, and recorded RMB 5,860 thousand ($828) and nil of other loss for the years ended December 31, 2023 and 2024, respectively.

Litigation

From time to time, the Group may have certain contingent liabilities that arise in the ordinary course of business activities or may be a party to certain legal proceedings, as well as certain asserted and un-asserted claims. The Group accrues a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements. As of the issuance of consolidated financial statements, the Group is not aware of any current pending legal matters or claims except for the litigation with the Taizhou Company discussed above and as set forth below:

Innovative Biotech Co. v. Taizhou Bay New District Administrative Committee. On November 29, 2022, the Taizhou Bay New District Administrative Committee (the “Plaintiff” or “New District Administrative Committee”), the successor of the Taizhou Industry District Committee, filed a civil complaint to the Taizhou Court (the “Court”) against the Company’s PRC subsidiary, IB, claiming that IB has materially breached the Jyong Biotechnology Herbal Medicine Project Investment Cooperation Agreement (the “2019 Taizhou Agreement”) by failing to initiate and conclude the construction of the Factory Project in accordance with the schedule stipulated by the 2019 Taizhou agreement and the Land Use Right Agreement. The Plaintiff requested the Court to terminate the 2019 Taizhou Agreement, and to order IB to return the government subsidy of RMB12.0 million ($1,690) IB previously received under the 2019 Taizhou Agreement, and to pay corresponding interests calculated at the Loan Prime Rate published by the National Inter-bank Funding Center. On December 1, 2022, the Court issued an order of preliminary asset preservation, freezing the RMB 10,708 thousand ($1,477) deposit in IB’s bank account. This dispute went on trial on February 13, 2023, and two hearings were held on May 6, 2023 and August 17, 2023, respectively. On September 8, 2023, the Court entered into a judgement in favor of the Plaintiff, terminating the 2019 Taizhou Agreement and ordering IB to return the government subsidy of RMB12.0 million ($1,690) and corresponding interest and expenses to the Plaintiff. On September 14, 2023, IB filed an appeal with the High People’s Court of Zhejiang Province (the “High Court”) regarding each of the Court’s rulings described above. The High Court held a hearing for this case on October 24, 2023. On December 12, 2023, the High Court issued a judgment against IB to affirm the Taizhou Court’s ruling in its entirety. In addition, IB is required to pay litigation fees of RMB 94 thousand ($13) to the Taizhou Administrative Committee, and security fees of RMB 5 thousand ($1) and execution fees of RMB 79 thousand ($11) to the High Court. IB filed a petition for retrial to the Supreme People’s Court of the People’s Republic of China (the “Supreme Court”) on December 27, 2023 and it was accepted by the Supreme Court on January 9, 2024.

JYONG BIOTECH LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousand US Dollars, except for number of shares, per share data, or otherwise stated)

16. COMMITMENTS AND CONTINGENCIES (cont.)

On January 5 and 10, 2024, the Taizhou Court issued an order of enforcement, stipulating, among other things, freezing and assignment of IB’s deposit in its bank account or withholding of IB’s income up to RMB 12.0 million ($1,690) and corresponding interests, and the seizure, attachment and freezing of IB’s property valued at RMB 12.0 million ($1,690) and corresponding interests, and restrictions on making certain high expenses by IB and related personnel. On January 16, 2024, the industrial land acquired by IB was seized by the Taizhou Court, and corresponding RMB15,010 thousand ($2,065) of operating right-of-use assets as of June 30, 2024. On February 22, 2024, RMB 11,129 thousand ($1,547) of IB’s bank deposit was transferred to the Taizhou Court to repay litigation fees, security fees, and execution fees, and to the New District Administrative Committee to return a government subsidy. On July 7, 2024, the Taizhou Court issued a ruling of execution, notifying IB that it had repaid RMB 10,952 thousand ($1,522) to the Taizhou Administrative Committee by enforcing the transfer of its bank deposit and the Taizhou Administrative Committee agreed to terminate the execution as IB had no available assets to repay the remaining government subsidy of RMB 1,048 thousand ($144) and corresponding interest expenses. On August 21, 2024, the Supreme Court issued a decision to reject IB’s petition for retrial and this lawsuit was concluded. As a result, shall return government subsidy of RMB 12.0 million and corresponding interest expenses to the Taizhou Administrative Committee.

As of December 31, 2023 and 2024, IB accrued an aggregate amount of RMB 14,293 thousand ($2,013) and RMB 3,021 thousand ($413) of other liabilities for this litigation and recorded an aggregate amount of RMB 609 thousand ($86) in other losses and litigation expenses for the year ended December 31, 2023, as well as RMB 175 thousand ($24) in other gains for reversing overestimated other liabilities and RMB 32 thousand ($5) in other losses for the years ended December 31, 2024, respectively.

As of the issuance of consolidated financial statements, IB returned RMB 10,952 thousand ($1,507) of government subsidy to the New District Administrative Committee and the remaining subsidy of RMB 1,048 thousand ($144) and corresponding interest expenses shall be repaid when IB has assets to pay in the future.

17. SUBSEQUENT EVENTS

The Group evaluated all events and transactions that occurred after December 31, 2024 up through April 23, 2025, which is the date that these consolidated financial statements are available to be issued, other than the events disclosed above, no other subsequent events have occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jyong Biotech Ltd.

By:	/s/ Fu-Feng Kuo
	Name:	Fu-Feng Kuo
	Title:	Chief Executive Officer

Dated: June 30, 2025

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EXHIBIT INDEX

12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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